UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Red Violet, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75704L104

(CUSIP Number)

April 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2

1	NAMES OF REPORTING PERSONS
Greater Miami Jewish Federation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The ownership percentage is calculated based on an aggregate of 13,964,028 shares of Common Stock outstanding as of March 4, 2024, as reported by the Issuer on its Annual Report on Form 10-K as filed by the Issuer with the Securities and Exchange Commission on March 7, 2024.

CUSIP No. 75704L104	Page 3

Explanatory Note

This amended Schedule 13G relates to the Common Stock of Red Violet, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons (as defined below) previously filed a Schedule 13G with the Securities and Exchange Commission (the “Commission”) on October 12, 2021, as previously amended February 7, 2023 and February 14, 2024.

As of the date hereof, the Reporting Persons do not hold the securities with the purpose or effect of changing or influencing control of the Issuer.

Item 1(a).	Name of Issuer

Red Violet, Inc., a Delaware corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The address of the principal executive office of the Issuer is 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431

Item 2(a).	Names of Persons Filing

This Schedule 13G is filed by and on behalf of the following:

(i)	Greater Miami Jewish Federation, Inc. (“Greater Miami Jewish Federation” or the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business office for the Reporting Person is:

c/o Greater Miami Jewish Federation, Inc.

4200 Biscayne Blvd.

Miami, FL 33137

Item 2(c).	Citizenship

See response to Item 4 on cover page.

Item 2(d).	Title of Class of Securities

Common shares of the Issuer

Item 2(e).	CUSIP Number

75704L104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

CUSIP No. 75704L104	Page 4

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The ownership percentage is calculated pursuant to Rule 13d-3 of the Act and is based on an aggregate of 13,964,028 Common Stock outstanding as of March 3, 2024, as reported by the Issuer on its Annual Report on Form 10-K as filed by the Issuer with the Commission on March 7, 2024.

As of the date of this filing, Greater Miami Jewish Federation no longer beneficially owns any voting and dispositive power over any shares of Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

As of the date of this filing, Greater Miami Jewish Federation no longer beneficially owns any voting and dispositive power over any shares of Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024

GREATER MIAMI JEWISH FEDERATION, INC.

	By:	/s/ Oksana Cardini
	Name:	Oksana Cardini
	Title:	Chief Financial Officer